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                                March 13, 2024

       Alan Snyder
       Chief Executive Officer
       aShareX Fine Art, LLC
       10990 Wilshire Blvd., Suite 1150
       Los Angeles, CA 90024

                                                        Re: aShareX Fine Art,
LLC
                                                            Post Qualification
Amendment No. 1 to Form 1-A
                                                            Filed February 16,
2024
                                                            File No. 024-12351

       Dear Alan Snyder:

                                                        We have reviewed your
amendment and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post Qualification Amendment No. 1 to Form 1-A filed February 16, 2024

       Item 4 of Form 1-A, Part I, page iii

   1. Refer to Item 4 to Form 1-A bullet point 15 which states "The portion of the aggregate offering price
attributable to all the securities of the issuer sold pursuant to a qualified offering statement
within the 12 months before the qualification of this offering statement." Please
revise to include your original November 2023 offering in the calculation.
       aShare Fine Art Series 11, page 4

   2. We note footnote 2 to the chart, which states "The Asset Manager will serve as auctioneer for the auction
associated with the Artwork for aShareX Fine Art Series 11, and will be compensated a
commission equal to 15% of the Hammer Price. See    Management
                                                        Compensation    below
for further details." Please advise us whether the Asset Manager is a registered broker or
advise how they they qualify under the safe harbor of Exchange Act
                                                        Rule 3a4-1,
specifically Rule 3a4-1(a)(2) which states "[i]s not compensated in connection with his participation
by the payment of commissions or other remuneration based either
 Alan Snyder
aShareX Fine Art, LLC
March 13, 2024
Page 2
         directly or indirectly on transactions in securities."
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameAlan Snyder                                     Sincerely,
Comapany NameaShareX Fine Art, LLC
                                                                  Division of
Corporation Finance
March 13, 2024 Page 2                                             Office of
Trade & Services
FirstName LastName